PRESS RELEASE

                            September 27, 1995

         Contact:  James M. Harrison, Executive Vice President and
               Secretary, The C.R. Gibson Company
               (203) 847-4543, ext. 206


          NORWALK, CONNECTICUT (September 27, 1995) - The C.R. Gibson Company (AMEX:GIB) today announced that Crandon Capital Partners, a Florida partnership, has commenced an action on behalf of itself, and purportedly on behalf of a class of C.R. Gibson stockholders similarly situated, in the Court of Chancery of the State of Delaware in and for New Castle County against C.R. Gibson and its directors. The complaint filed in the action requests certification of the stockholders of C.R. Gibson, other than the defendants or their affiliates, as a class, requests a judgment declaring that the directors of the Company have breached their fiduciary duties to the plaintiff and the putative class members and seeks to enjoin the cash tender offer for all of the outstanding shares of C.R. Gibson at $9.00 per share commenced by Thomas Nelson, Inc. on September 19, 1995. Alternatively, the action seeks to recover damages of an unspecified amount. The complaint alleges, among other things, that the directors of C.R. Gibson breached their fiduciary duties to the plaintiff and the putative class members in determining to proceed with the offer because the consideration to be paid per share is unfair and does not maximize stockholder value. C.R. Gibson believes that the claims asserted in the action are without merit. C.R. Gibson intends to defend the action vigorously. C.R. Gibson has filed with the Securities and Exchange Commission an amendment to its Schedule 14D-9 relating to the offer and has included as an exhibit to that amendment a copy of the complaint relating to the action.


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